UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Advent/Claymore Enhanced Growth & Income Fund

(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00765E104

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		398,804
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

398,804
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,104
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,104
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		760,408
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

760,408
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

760,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		760,408
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

760,408
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

760,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		111,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

111,141
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		111,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

111,141
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON

ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		111,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

111,141
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 00765E104

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

 Item 3 is hereby amended and restated in its entirety to read as follows:

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 398,804 Shares owned directly by WIHP is approximately $3,329,202, including brokerage commissions. The aggregate purchase price of the 360,104 Shares owned directly by WITRP is approximately $2,895,223, including brokerage commissions. The aggregate purchase price of the 1,500 Shares owned directly by WILLC is approximately $13,378, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 111,141 Shares owned directly by BPIP is approximately $841,655, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following information:

On May 12, 2017, Arthur D. Lipson, Robert Ferguson, Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P., Benchmark Plus Institutional Partners L.L.C. and Benchmark Plus Management, L.L.C., and all of their respective directors, officers, and Affiliates (as defined therein) (collectively, “Western”), entered into the Amendment No. 1 to Agreement (the “Amendment”) with the Issuer and its sister funds, Advent Claymore Convertible Securities and Income Fund (“AVK”) and Advent Claymore Convertible Securities and Income Fund II (“AGC” and together with the Issuer and AVK, the “Advent Funds”) which amends certain terms of the Agreement entered into between Western and the Advent Funds on July 22, 2016 (as modified by the Amendment, the “Agreement”).

Pursuant to the terms of the Amendment, the Issuer agreed, among other things, to: (i) commence, as soon as commercially practicable but no later than June 16, 2017 a tender offer (the “Tender Offer”) to enable it to purchase 32.5% of its outstanding common shares at a price equal to 98% of the Issuer’s net asset value (NAV) on the day following expiration of the Tender Offer and the consideration paid by the Issuer under the Tender Offer shall consist solely of cash, (ii) the Issuer agreed that the 2017 annual meeting of shareholders (the “2017 Annual Meeting”) of each of the Advent Funds shall be held no earlier than October 23, 2017 and that the deadlines for Western to submit nominations for trustees and proposals (other than proposals submitted pursuant to Rule 14a-8 of the Exchange Act) with respect to the 2017 Annual Meetings of any of the Advent Funds, shall be the later of (a) the deadlines set forth in the bylaws of each of the Advent Funds or (b) 10 business days following the Deadline Date (as defined below) and (iii) in the event that any of the Advent Funds breaches any material provision of the Agreement or in the event that the Issuer fails to complete the Tender Offer on or before August 15, 2017 (the “Deadline Date”), the Agreement shall (subject to certain exceptions) immediately terminate and be of no further force or effect. Except as modified by the Amendment, the Agreement remains in full force and effect as originally executed.

9

CUSIP NO. 00765E104

The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,603,025 Shares outstanding, which is the total number of Shares outstanding as of March 6, 2017, as reported in the Issuer’s Form 40-APP/A, filed with the Securities and Exchange Commission on March 24, 2017.

A.	WIHP
(a)	As of the close of business on May 12, 2017, WIHP beneficially owned 398,804 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 398,804
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 398,804
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WIHP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	WITRP
(a)	As of the close of business on May 12, 2017, WITRP beneficially owned 360,104 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 360,104
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 360,104
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	WILLC
(a)	As of the close of business on May 12, 2017, WILLC directly owned 1,500 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 398,804 Shares owned by WIHP and (ii) 360,104 Shares owned by WITRP.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 760,408
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 760,408
4. Shared power to dispose or direct the disposition: 0

(c)	WILLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by WIHP and WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP NO. 00765E104

D.	Mr. Lipson
(a)	Mr. Lipson, as the managing member of WILLC, may be deemed the beneficial owner of the (i) 1,500 Shares owned by WILLC, (ii) 398,804 Shares owned by WIHP and (iii) 360,104 Shares owned by WITRP.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 760,408
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 760,408
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lipson has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by WIHP and WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	BPIP
(a)	As of the close of business on May 12, 2017, BPIP beneficially owned 111,141 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 111,141
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 111,141
4. Shared power to dispose or direct the disposition: 0

(c)	BPIP has not entered into any transactions in the Shares during the past 60 days.
F.	BPM
(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 111,141 Shares owned by BPIP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 111,141
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 111,141
4. Shared power to dispose or direct the disposition: 0

(c)	BPM has not entered into any transactions in the Shares during the past 60 days.
G.	Mr. Ferguson
(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 111,141 Shares owned by BPIP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 111,141
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 111,141
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ferguson has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 12, 2017, Western and the Issuer entered into the Amendment defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Amendment No. 1 to Agreement, dated May 12, 2017, by and among Arthur D. Lipson, Robert Ferguson, Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P., Benchmark Plus Institutional Partners L.L.C. and Benchmark Plus Management, L.L.C. and Advent Claymore Convertible Securities and Income Fund, Advent Claymore Convertible Securities and Income Fund II and Advent/Claymore Enhanced Growth & Income Fund.

11

CUSIP NO. 00765E104

Signature Page to LCM Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2017	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

12

CUSIP NO. 00765E104

Signature Page to LCM Schedule 13D

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON
13

CUSIP NO. 00765E104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.
3/15/2017	800	8.3743
3/27/2017	2,100	8.3638
3/28/2017	500	8.3485
3/29/2017	300	8.3585
3/30/2017	56	8.4186
4/13/2017	(172)	8.5613

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
3/15/2017	628	8.3743
3/27/2017	1,900	8.3638
3/28/2017	500	8.3485
3/29/2017	300	8.3585
4/13/2017	(100)	8.5613